Exhibit 16.1

[KPMG LLP Letterhead]

November 25, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for PennantPark Floating Rate Capital Ltd. (the “Company”) and, under the date of November 14, 2013, we reported on the consolidated financial statements of the Company as of and for the years ended September 30, 2013 and 2012, and the effectiveness of internal control over financial reporting as of September 30, 2013. On November 21, 2013, we were dismissed. We have read the Company’s statements included under Item 4.01 of Form 8-K dated November 25, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements made under paragraph (b) of Item 4.01.

/s/ KPMG LLP